SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

In 2Q18, Brazil’s #1 airline achieves a 2% EBIT margin

and grows net revenues by 9%

Operating Income for the second quarter doubled, reaching R$43 million

São Paulo, August 2, 2018 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil's #1 airline, announces its consolidated results for the second quarter of 2018 (2Q18) and for the six months of 2018 (1H18). All information is presented in accordance with IFRS, in Brazilian Reais (R$) and all comparisons are with the second quarter of 2017 (2Q17) and for the six months of 2017 (1H17), unless otherwise stated.

Summary

Significantly improved operating indicators: RPKs increased by 2.5% to 8.3 billion in 2Q18, mainly due to a 4.1% increase in the number of transported passengers. As a result of strong passenger demand and GOL’s continued focus on revenue management, the Company was able to achieve (i) an average yield per passenger of 25.74 cents (R$), an increase of 7.6% compared to 2Q17, (ii) an average load factor 78.1%, an increase of 0.2 p.p. compared to 2Q17, and (iii) on-time performance of 93.6% in 2Q18 according to Infraero.

Strong revenue growth: the combination of higher demand and optimized pricing resulted in net revenue for the quarter of R$2.4 billion, an increase of 9.0% compared to 2Q17. Net RASK was 22.05 cents (R$) in 2Q18, an increase of 6.7% over 2Q17. Net PRASK increased 8.0% over 2Q17, reaching 20.11 cents (R$). Average fare increased by 6.0% from R$268 to R$284. GOL’s 2018 net revenue guidance is approximately R$11.5 billion.

Controlled cost environment: due to higher jet fuel prices, total CASK in 2Q18 increased 5.9% to 21.66 cents (R$) relative to 2Q17. On an ex-fuel basis, CASK fell by 1.4%. GOL remains the cost leader in South America for the 17th consecutive year.

Continued margin expansion: While the average price of jet fuel increased by 12.6% in 2Q18 over 1Q18, the combination of stronger pricing, higher demand, and R$36 million of operating results in hedging, permitted GOL’s EBIT margin to expand to 1.8% in 2Q18, the highest second quarter indicator since 2010 and a 0.8 p.p. improvement over 2Q17. Operating income (EBIT) in 2Q18 was R$42.8 million, an increase of 92.7% compared to 2Q17 (R$22.2 million). EBITDA margin was 8.8% in 2Q18, a growth of 2.3 p.p. q-o-q. EBITDAR margin was 20.3% in 2Q18, an increase of 2.6 p.p. q-o-q over 2Q17. GOL’s 2018 EBIT margin guidance is approximately 11%.

Balance sheet strengthening: While the Real depreciated 16.0% against the U.S. dollar in 2Q18 (end of period) causing a net exchange and monetary variation loss of R$1.0 billion, net debt (excluding perpetual bonds) to LTM EBITDA was 2.9x as of June 30, 2018, up versus March 31, 2018 (2.5x) and improving versus a year-ago metrics (4.2x). In 2Q18, the Company redeemed its Senior Notes due 2023 for R$80.7 million. Total liquidity, including cash, financial investments, restricted cash and accounts receivable, totaled R$3.0 billion, flat in comparison to March 31, 2018 and an increase by R$1.3 billion versus a year ago. The combination of GOL’s operational cash flow generation of R$588.7 million in the quarter and improved cash liquidity increased the Company’s financial flexibility.

GOL’s 2018 and 2019 guidance is on page 14 of this document.

1

Management’s Comments on Results

“We worked hard to achieve our results this second quarter. In 2018, the traditional low season in Brazilian air travel was particularly challenging due to accelerated appreciation of the US Dollar against the Real, and industry-wide supply disruption that affected demand for air travel. Our commitment to continuous improvement in our results has proven that our strategy of offering a differentiated, high quality product while relentlessly focusing on cost efficiency is bearing fruit. We remain focused on offering the best experience in air transportation, providing on-time, exclusive services to our clients on new, modern aircraft that connect our main markets with the most convenient schedules”, commented Paulo Kakinoff, CEO.

In May, the GOL team successfully navigated through the industry-wide disruption caused by an extensive national strike of truck drivers. From May 21 to 31, trucks stopped and blocked the roadways, and supplies of fuel were not delivered to distribution points. As a result of the efforts of GOL’s team and its flight network strategy and single fleet type, the Company operated 99.8% of the schedule flights.

In June, GOL took delivery of its first 737 MAX 8 aircraft. The MAX 8 will permit the Company to serve Brazil’s large addressable market of passengers traveling between Midwest/Northeast Brazil and the State of Florida. In 4Q18 GOL will begin nonstop flights from Brasilia and Fortaleza to the Miami and Orlando international airports. The Brasilia to Orlando flight will be the world’s longest regular flight ever made with a 737 at approximately 6,079 kilometers. Also in June, GOL announced the launch of its 14th international destination: Quito, Ecuador. Three weekly nonstop flights from the Guarulhos International Airport to the Mariscal Sucre International are planned for December 2018. “We will be the only airline to operate nonstop and connection-free flights between Brazil and Ecuador. Our new Boeing 737 MAX 8 aircraft, with next-gen technology, will offer customers all the convenience and comfort of GOL's flights, including in-flight internet and entertainment, eco-leather seats with ample leg room, and free on-board drinks and meals”, concluded Kakinoff.

In July, GOL signed a new agreement to purchase another 15 737-MAX 8 aircraft, increasing the total order to 135 aircraft and converting 30 MAX 8 orders to MAX 10. The 737 MAX 10 will make it possible for GOL to comfortably add until 36 additional seats, up to until 222 passengers. The additional capacity will lead to a greater flexibility and further competitive advantage in cost, given that the MAX 10 will have a lower cost per seat when compared will all other aircraft available in the market with a single hallway. The Company plans to fly the MAX 10 beginning in 2022.

GOL continues its leadership as the lowest operating cost airline in the region for the 17th consecutive year. Its simplified, standardized fleet coupled with the Company’s lean and productive operations, provides GOL with a significant and sustainable competitive advantage over its peers. In 2Q18, aircraft utilization was 11.2 block hours per day, and our load factor increased by 0.2 p.p., reaching 78.1%. “Our operating efficiency and cost advantage support our competitive position as the #1 airline in Brazil,” said Richard Lark, CFO. “We continue to reduce our cost of financing and improve our liquidity and leverage profile. Net cash flow was positive by R$158.2 million for the quarter. As of June 30, 2018, our net debt (ex-perpetual bonds) to LTM EBITDA ratio was 2.9x, and our total liquidity was of R$3.0 billion,” Lark concluded.

2

Operational and Financial Indicators

Traffic data – GOL (in millions)	2Q18	2Q17	% Var.	1H18	1H17	% Var.
RPK GOL – Total	8,337	8,135	2.5%	18,326	17,697	3.6%
RPK GOL – Domestic	7,611	7,302	4.2%	16,306	15,809	3.1%
RPK GOL – International	726	833	-12.9%	2,020	1,888	7.0%
ASK GOL – Total	10,673	10,447	2.2%	23,094	22,466	2.8%
ASK GOL – Domestic	9,618	9,324	3.2%	20,398	20,014	1.9%
ASK GOL – International	1,054	1,123	-6.1%	2,695	2,452	9.9%
GOL Load Factor – Total	78.1%	77.9%	0.2 p.p.	79.4%	78.8%	0.6 p.p.
GOL Load Factor – Domestic	79.1%	78.3%	0.8 p.p.	79.9%	79.0%	0.9 p.p.
GOL Load Factor – International	68.8%	74.2%	-5.3 p.p.	75.0%	77.0%	-2.0 p.p.
Operating data	2Q18	2Q17	% Var.	1H18	1H17	% Var.
Average Fare (R$)	284	268	6.0%	311	283	9.8%
Revenue Passengers - Pax on board ('000)	7,559	7,261	4.1%	15,920	15,471	2.9%
Aircraft Utilization (block hours/day)	11.2	11.3	-0.7%	12.0	11.8	2.2%
Departures	58,247	57,883	0.6%	122,696	121,983	0.6%
Total Seats (‘000)	9,912	9,680	2.4%	20,712	20,414	1.5%
Average Stage Length (km)	1,045	1,061	-1.5%	1,097	1,082	1.3%
Fuel Consumption (mm liters)	315	311	1.4%	679	664	2.3%
Full-time Employees (at period end)	15,232	15,360	-0.8%	15,232	15,360	-0.8%
Average Operating Fleet[5]	108	106	2.4%	109	108	0.3%
On-time Departures	93.6%	96.0%	-2.4 p.p.	93.9%	95.3%	-1.4 p.p.
Flight Completion	98.7%	98.1%	0.6 p.p.	98.3%	98.4%	-0.1 p.p.
Passenger Complaints (per 1000 pax)	2.00	1.35	47.7%	2.09	1.39	50.3%
Lost Baggage (per 1000 pax)	1.84	2.04	-9.9%	1.94	2.11	-7.7%
Financial data	2Q18	2Q17	% Var.	1H18	1H17	% Var.
Net YIELD (R$ cents)	25.74	23.92	7.6%	26.98	24.72	9.1%
Net PRASK (R$ cents)	20.11	18.63	8.0%	21.41	19.47	10.0%
Net RASK (R$ cents)	22.05	20.67	6.7%	23.03	21.15	8.9%
CASK (R$ cents)	21.66	20.46	5.9%	20.66	19.91	3.7%
CASK ex-fuel (R$ cents)	14.23	14.43	-1.4%	13.40	13.84	-3.2%
CASK ex-fuel[4] (R$ cents)	15.12	14.43	4.8%	14.16	13.84	2.4%
Breakeven Load Factor	76.7%	77.1%	-0.4 p.p.	71.2%	74.2%	-3.0 p.p.
Average Exchange Rate [1]	3.6056	3.2174	12.1%	3.4274	3.2174	6.5%
End of period Exchange Rate [1]	3.8558	3.3082	16.6%	3.8558	3.3082	16.6%
WTI (avg. per barrel. US$) [2]	67.91	48.15	41.0%	65.46	49.95	31.1%
Price per liter Fuel (R$) [3]	2.73	2.08	31.4%	2.62	2.11	23.9%
Gulf Coast Jet Fuel (avg. per liter. US$)[2]	0.55	0.37	49.2%	0.53	0.30	75.3%

1. Source: Brazilian Central Bank; 2. Source: Bloomberg; 3. Fuel expenses excluding hedge results/liters consumed; 4. Excluding results of sale and sale-leaseback transactions; 5. Average operating fleet excluding aircraft in sub-leasing and MRO. *2Q17 and 1H17 results have been restated based on IFRS 15. Certain calculations may not match with the information in the quarterly financials due to rounding.

Domestic market – GOL

GOL’s domestic supply increased by 3.2% and demand increased by 4.2% in 2Q18. As a result, the Company’s  domestic load factor reached 79.1%, an increase of 0.8 p.p. when compared to 2Q17. GOL transported 7.2 million domestic passengers in the quarter, an increase of 3.9% when compared with the same period in 2017. The Company is the leader in transported passengers in Brazil’s domestic aviation market.

3

International market - GOL

GOL’s international supply decreased by 6.1% and international demand decreased 12.9% in 2Q18 compared to 2Q17.  The Company’s international load factor in 2Q18 was 68.8%, decreasing 5.3 p.p. over 2Q17. During the quarter, GOL transported 0.3 million passengers in the international market, a decrease of 16.0% when compared to the second quarter of 2017.

Volume of Departures and Total seats - GOL

The total volume of GOL departures was 58,247, an increase of 0.6% in 2Q18 over 2Q17. The total number of seats available to the market was 9.9 million in the second quarter of 2018, an increase of 2.4% over the same period in 2017.

PRASK, Yield and RASK

Net PRASK increased by 8.0% in the quarter when compared to 2Q17, reaching 20.11 cents (R$), driven by a growth in net passenger revenue of 10.3% in the quarter. GOL’s Net RASK was 22.05 cents in (R$) 2Q18, an increase of 6.7% over 2Q17. Net yieldincreased by 7.6 % in 2Q18 over 2Q17, reaching 25.74 cents (R$), driven by a 6.0% increase in GOL’s average fare.

For reference, below is a comparison of passenger and ancillary (cargo and other) revenue for the quarterly periods in 2017 and 2018 in accordance with IFRS15.

Net Operating Revenue/ASK (R$ cents)		1Q	2Q	3Q	4Q
Passenger	2018	22.53	20.11	-	-
	2017	20.21	18.63	20.66	22.17
Cargo and Other	2018	1.33	1.95	-	-
	2017	1.35	2.04	1.57	1.63

*Values for 3Q17 and 4Q17 were not reviewed by the independent auditors.

4

Income statement in IFRS (R$ MM)

Income statement (R$ MM)*	2Q18	2Q17	% Var.	1H18	1H17	% Var.
Net operating revenues	2,353.8	2,159.4	9.0%	5,318.1	4,751.4	11.9%
Passenger	2,146.2	1,945.8	10.3%	4,945.1	4,375.1	13.0%
Cargo and Other	207.6	213.6	-2.8%	373.0	376.4	-0.9%
Operating Costs and Expenses	(2,311.2)	(2,137.1)	8.1%	(4,771.2)	(4,473.9)	6.6%
Salaries, wages and benefits	(410.7)	(381.7)	7.6%	(894.3)	(795.7)	12.4%
Salaries, wages and benefits - Operations	(311.9)	(298.2)	4.6%	(652.4)	(610.0)	6.9%
Salaries, wages and benefits – Other	(98.8)	(83.5)	18.3%	(242.0)	(185.7)	30.3%
Aircraft fuel	(792.7)	(629.7)	25.9%	(1,676.9)	(1,365.5)	22.8%
Taxes on aircraft fuel	(124.3)	(99.8)	24.6%	(258.4)	(220.7)	17.1%
Aircraft Fuel (ex-taxes)	(679.9)	(529.9)	28.3%	(1,430.0)	(1,144.8)	24.9%
Aircraft rent	(268.9)	(241.9)	11.2%	(504.4)	(483.4)	4.3%
Sales and marketing	(152.7)	(124.4)	22.7%	(280.0)	(242.0)	15.7%
Landing fees	(168.1)	(144.7)	16.2%	(355.6)	(319.5)	11.3%
Passenger costs	(103.9)	(98.4)	5.6%	(223.6)	(215.6)	3.7%
Services Provided	(144.3)	(137.9)	4.7%	(274.5)	(275.8)	-0.5%
Maintenance materials and repairs	(88.8)	(132.2)	-32.8%	(199.1)	(220.4)	-9.7%
Depreciation and amortization	(165.1)	(119.0)	38.8%	(315.6)	(225.6)	39.9%
Other	(16.1)	(127.3)	-87.4%	(47.1)	(330.4)	-85.7%
Equity Income	0.2	0.0	NM	0.2	0.1	18.3%
Operating Result (EBIT)	42.8	22.2	92.7%	547.1	277.6	97.1%
EBIT Margin	1.8%	1.0%	0.8 p.p	10.3%	5.8%	4.5 p.p
Financial Results	(1,261.2)	(425.3)	196.6%	(1,479.1)	(524.9)	181.8%
Interest on loans	(173.6)	(165.4)	4.9%	(338.7)	(405.6)	-16.5%
Gains from financial investments	21.6	19.7	9.4%	82.9	48.9	69,6%
Exchange and monetary variations	(1,043.4)	(225.7)	NM	1,063.0	(82.1)	NM
Derivatives net results	(6.2)	(12.3)	-49.4%	(6.7)	(24.0)	-72.0%
Other expenses (revenues) net	(59.6)	(41.6)	43.4%	(153.7)	(62.1)	147.3%
Income (Loss) before income taxes	(1,218.4)	(403.1)	202.3%	(932.0)	(247.3)	276.9%
Pre-tax Income Margin	-51.8%	-18.7%	-33.1 p.p	-17.5%	-5.2%	-12.3 p.p
Income Tax	(53.5)	(6.4)	NM	(119.1)	72.6	NM
Current income tax	(42.2)	(69.3)	-39.1%	(91.5)	(154.4)	-40.7%
Deferred income tax	(11.3)	62.8	NM	(27.6)	227.0	NM
Net income (loss)	(1,272.0)	(409.5)	210.6%	(1,051.1)	(174.6)	NM
Net Margin	-54.0%	-19.0%	-35.0 p.p	-19.8%	-3.7%	-16.1 p.p
Minority Interest	54.0	68.2	-20.8%	127.4	140.5	-9.3%
Net income (loss) after minority interest	(1,326.0)	(477.7)	177.6%	(1,178.5)	(315.1)	274.0%
Net Margin after minority interest	-56.3%	-22.1%	-34.2 p.p	-22.2%	-6.6%	-15.6 p.p
Earnings per Share (EPS) after minority interest R$	(3.80)	(1.37)	176.6%	(3.38)	(0.91)	272.6%
Weighted average shares outstanding MM	348.7	347.5	0.4%	348.7	347.5	0.4%
Earnings per ADS Equivalent in US$	(2.11)	(0.85)	146.8%	(1.97)	(0.56)	249.8%
Weighted average ADSs outstanding MM	174.4	173.7	0.4%	174.4	173.7	0.4%

*2Q17 and 1H17 results have been restated based on IFRS 15. Certain calculations may not match with the information in the quarterly financials due to rounding.

Net revenue

Net revenue in 2Q18 was R$2.4 billion, an increase of 9.0% when compared to 2Q17, with RPKs increasing by 2.5%, to 8,337 billion in 2Q18. Cargo revenues, loyalty program revenues and other ancillary revenues represented R$207.6 million in 2Q18, a 2.8% decrease compared to 2Q17, mainly due to an 8.9% decrease in the Smiles loyalty program revenues, partially offset by a 17.6% increase of cargo revenues versus the year-ago quarter.

GOL’s load factor increased by 0.2 p.p. to 78.1% in the quarter, as demand growth outstripped the increase in ASKs. Average fares increased by 6.0%, from R$268 to R$284, driving a 7.6% increase in yield. In 1H18, average fares reached R$311, a 9.8% increase y-o-y.

5

Operating expenses

Total CASK grew by 5.9% compared to 2Q17, from 20.46 cents (R$) to 21.66 cents (R$), mainly due to a 31.4% increase in the price per liter of jet fuel and 12.1% depreciation of Real against the US Dollar. CASK ex-fuel decreased 1.4% y-o-y, supported by high fleet productivity and operational results from sale of aircraft, partially offset by an increase in sales and marketing costs, and higher depreciation driven by capitalized maintenance on aircraft components (including engines).

GOL’s breakeven load factor decreased by 0.4 p.p., reaching 76.7% vs. 77.1% in 2Q17, primarily due to yield growth of 7.6% in the quarter.  The breakdown of the Company’s operating costs and expenses is as follows:

Operating expenses (R$ MM)*	2Q18	2Q17	% Var.	1H18	1H17	% Var.
Salaries, wages and benefits	(410.7)	(381.7)	7.6%	(894.3)	(795.7)	12.4%
Salaries, wages and benefits - Operations	(311.9)	(298.2)	4.6%	(652.4)	(610.0)	6.9%
Salaries, wages and benefits - Other	(98.8)	(83.5)	18.3%	(242.0)	(185.7)	30.3%
Aircraft fuel	(792.7)	(629.7)	25.9%	(1,676.9)	(1,365.5)	22.8%
Taxes on aircraft fuel	(124.3)	(99.8)	24.6%	(258.4)	(220.7)	17.1%
Aircraft Fuel (ex-taxes)	(679.9)	(529.9)	28.3%	(1,430.0)	(1,144.8)	24.9%
Aircraft rent	(268.9)	(241.9)	11.2%	(504.4)	(483.4)	4.3%
Sales and marketing	(152.7)	(124.4)	22.7%	(280.0)	(242.0)	15.7%
Landing fees	(168.1)	(144.7)	16.2%	(355.6)	(319.5)	11.3%
Passenger costs	(103.9)	(98.4)	5.6%	(223.6)	(215.6)	3.7%
Services	(144.3)	(137.9)	4.7%	(274.5)	(275.8)	-0.5%
Maintenance, materials and repairs	(88.8)	(132.2)	-32.8%	(199.1)	(220.4)	-9.7%
Depreciation and Amortization	(165.1)	(119.0)	38.8%	(315.6)	(225.6)	39.9%
Other operating expenses	(16.1)	(127.3)	-87.4%	(47.1)	(330.4)	-85.7%
Total operating expenses	(2,311.2)	(2.137.1)	8.1%	(4,771.2)	(4,473.9)	6.6%
Operating expenses ex- fuel	(1,518.5)	(1.507.4)	0.7%	(3,094.2)	(3,108.4)	-0.5%
Operating expenses per ASK (R$ cents)	2Q18	2Q17	% Var.	1H18	1H17	% Var.
Salaries, wages and benefits	(3.85)	(3.65)	5.3%	(3.87)	(3.54)	9.3%
Salaries, wages and benefits - Operations	(2.92)	(2.85)	2.4%	(2.82)	(2.72)	4.0%
Salaries, wages and benefits - Other	(0.93)	(0.80)	15.8%	(1.05)	(0.83)	26.8%
Aircraft fuel	(7.43)	(6.03)	23.2%	(7.26)	(6.08)	19.5%
Taxes on aircraft fuel	(1.16)	(0.96)	21.9%	(1.12)	(0.98)	13.9%
Aircraft Fuel (ex-taxes)	(6.37)	(5.07)	25.6%	(6.19)	(5.10)	21.5%
Aircraft rent	(2.52)	(2.32)	8.8%	(2.18)	(2.15)	1.5%
Sales and marketing	(1.43)	(1.19)	20.1%	(1.21)	(1.08)	12.6%
Landing fees	(1.58)	(1.39)	13.7%	(1.54)	(1.42)	8.3%
Passenger costs	(0.97)	(0.94)	3.3%	(0.97)	(0.96)	0.9%
Services	(1.35)	(1.32)	2.5%	(1.19)	(1.23)	-3.2%
Maintenance, materials and repairs	(0.83)	(1.26)	-34.2%	(0.86)	(0.98)	-12.1%
Depreciation and amortization	(1.55)	(1.14)	35.8%	(1.37)	(1.00)	36.1%
Other operating expenses	(0.15)	(1.22)	-87.6%	(0.20)	(1.47)	-86.1%
CASK	(21.66)	(20.46)	5.9%	(20.66)	(19.91)	3.7%
CASK excluding fuel expenses	(14.23)	(14.43)	-1.4%	(13.40)	(13.84)	-3.2%

*2Q17 and 1H17 results have been restated based on IFRS 15.  Certain calculations may not match with the information in the quarterly financials due to rounding.

Aircraft fuel costs per ASK increased by 23.2% compared to 2Q17 to 7.43 cents (R$), mainly due to a 31.4% increase in the price of the liter of fuel, as a result of the 49% increase in international jet fuel prices.

Salaries, wages and benefits per ASK increased by 5.3% to 3.85 cents (R$) over 2Q17, mainly due provisions for labor contingencies and annual cost of living adjustments.

Aircraft rent per ASK increased by 8.8% in relation to 2Q17, to 2.52 cents (R$), mainly due to the 12.1% depreciation of the Real against the US Dollar.

6

Sales and marketing per ASKincreased 20.1% in relation to 2Q17, to 1.43 cent (R$), impacted by incentives directly associated with increased revenues and higher advertising costs in the period.

Landing fees per ASK increased by 13.7% compared to 2Q17 to 1.58 cent (R$), due to higher landing fees, navigation fees and airport parking fees.

Passenger costs per ASK increased 3.3% in relation to 2Q17, to 0.97 cent (R$), due to the increase in ramp costs due to the greater number of take-offs in the period, and related to reimbursement of tickets, accommodation and flights cancellations.

Services per ASK costs increased by 2.5% in relation to 2Q17, to 1.35 cent (R$), mainly due to higher contracted freight services, parcels and aircraft components, increased purchases of products and tickets from partnership companies to be redeemed in our Smiles loyalty program.

Maintenance materials and repairs per ASK decreased by 34.2% in relation to 2Q17, to 0.83 cent (R$), due to fewer checks for aircraft returns, partially offset by higher capitalization of rotable and components (including engines) repairs.

Depreciation and amortization per ASK increased 35.8% in relation to 2Q17, to 1.55 cent (R$), due to the higher capitalized maintenance on key aircraft components (including engines), which consequently, increased depreciation.

Other expenses per ASK decreased 87.6% to 0.15 cent (R$) in 2Q18 compared to 1.22 cent (R$) in 2Q17, mainly due to R$95.1 million of operational results from sales of 737 NGs.

Operating result

Operating income (EBIT) in the second quarter was R$42.8 million, an increase of 92.7% compared to the same period in 2017. 2Q18 operating margin was 1.8%, an increase of 0.8 p.p. in relation to 2Q17. On a per available seat-kilometer basis, EBIT was 0.40 cent (R$) in 2Q18, compared to 0.21 cents (R$) in 2Q17 (an increase of 88.6%).

EBITDA in 2Q18 totaled R$207.9 million in the period, an increase of 47.3% over 2Q17. The impact of the increase in RASK of 1.38 cents (R$) and the increase in CASK ex-depreciation of 0.79 cent (R$) resulted in an EBITDA per available seat-kilometer of 1.95 cents (R$) in 2Q18, an improvement of 0.60 cents (R$) compared to 2Q17.

EBITDAR in 2Q18 totaled R$476.8 million in the period, an increase of 24.5% over 2Q17. On a per available seat-kilometer basis, EBITDAR was 4.47 cents (R$) in 2Q18, compared to 3.67 cents (R$) in 2Q17 (an increase of 21.8%).

EBITDAR Calculation (R$ cents/ASK)	2Q18	2Q17	% Var.	1H18	1H17	% Var.
Net Revenues	22.05	20.67	6.7%	23.03	21.15	8.9%
Operating Expenses	(21.66)	(20.46)	5.9%	(20.66)	(19.91)	3.7%
EBIT	0.40	0.21	88.6%	2.37	1.24	91.7%
Depreciation and Amortization	(1.55)	(1.14)	35.8%	(1.37)	(1.00)	36.1%
EBITDA	1.95	1.35	44.1%	3.74	2.24	66.8%
EBITDA Margin	8.8%	6.5%	2.3 p.p	16.2%	10.6%	5.6 p.p
Aircraft Rent	(2.52)	(2.32)	8.8%	(2.18)	(2.15)	1.5%
EBITDAR	4.47	3.67	21.8%	5.92	4.39	34.8%
EBITDAR Margin	20.3%	17.7%	2.6 p.p	25.7%	20.8%	4.9 p.p

*2Q17 and 1H17 results have been restated based on IFRS 15. Certain calculations may not match with the information in the quarterly financials due to rounding.

7

Operating Margins (R$ MM)	2Q18	2Q17	% Var.	1H18	1H17	% Var.
EBIT	42.8	22.2	92.7%	547.1	277.6	97.1%
EBIT Margin	1.8%	1.0%	0.8 p.p	10.3%	5.8%	4.5 p.p
EBITDA	207.9	141.2	47.3%	862.7	503.2	71.5%
EBITDA Margin	8.8%	6.5%	2.3 p.p	16.2%	10.6%	5.6 p.p
EBITDAR	476.8	383.1	24.5%	1,367.1	986.6	38.6%
EBITDAR Margin	20.3%	17.7%	2.6 p.p	25.7%	20.8%	4.9 p.p

*2Q17 and 1H17 results have been restated based on IFRS 15.  Certain calculations may not match with the information in the quarterly financials due to rounding.

EBIT, EBITDA and EBITDAR reconciliation (R$ MM)*	2Q18	2Q17	% Var.	1H18	1H17	% Var.
Net income (loss)¹	(1,272.0)	(409.5)	210.6%	(1,051.1)	(174.6)	NM
(-) Income taxes	(53.5)	(6.4)	NM	(119.1)	72.6	NM
(-) Net financial result	(1,261.2)	(425.3)	196.6%	(1,479.1)	(524.9)	181.8%
EBIT	42.8	22.2	92.7%	547.1	277.6	97.1%
(-) Depreciation and amortization	(165.1)	(119.0)	38.8%	(315.6)	(225.6)	39.9%
EBITDA	207.9	141.2	47.3%	862.7	503.2	71.5%
(-) Aircraft rent	(268.9)	(241.9)	11.2%	(504.4)	(483.4)	4.3%
EBITDAR	476.8	383.1	24.5%	1,367.1	986.5	38.6%

*In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) plus income and social contribution taxes and net financial result; and EBITDA = net income (loss) plus income and social contribution taxes, net financial result, and depreciation and amortization. GOL also shows the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator, whereby: EBITDAR = net income (loss) plus income and social contribution taxes, the net financial result, depreciation and amortization, and aircraft operating lease expenses;

*2Q17 and 1H17 results has been restated based on IFRS 15.  Certain calculations may not match with the information in the quarterly financials due to rounding.

¹ Net income (loss) before minority interest

Net financial result

Net financial expense was R$1.3 billion, an increase of R$835.9 million compared to 2Q17. Due to the appreciation of the USD during the period, interest expense increased by R$8.2 million versus 2Q17, to R$173.6 million, and financial expenses on derivatives contracts decreased by R$6.1 million over 2Q17. Exchange and monetary losses were R$1.0 billion in 2Q18 compared to losses of R$225.7 million in the same period in 2017.

|   Interest expensetotaled R$173.6million in 2Q18, an increase of 4.9% over 2Q17, mainly due to the appreciation of the U.S. dollar in the period, partially offset by the reduced cost of debt.

|   Gains from financial investments totaled R$21.6 million in 2Q18, primarily due to gains on financial investments and investment funds.

|   Net exchange and monetary variation totaled a loss of R$1.0 billion in 2Q18, due to the 16.0% depreciation of the Brazilian Real vs. US Dollar (final exchange rate for the period), from R$3.3238 per dollar as of March 31, 2018 to R$3.8558 per dollar as of June 30, 2018.

|   Net result of derivatives was R$6.2 million negative in 2Q18, in comparison to a negative result of R$12.3 million in 2Q17.

|   Other financial expenses totaled R$59.6 million in 2Q18, in comparison to R$41.6 million in 2Q17.

8

Hedge results

The Company uses hedge accounting to account for some of its derivative instruments. In 2Q18, GOL registered a net gain of R$29.9 million from hedge operations, a R$6.2 million loss of which was accounted for in the Company’s financial results and R$36.1 million gain recorded in operating results.

|   Fuel: fuel hedge operations made through derivative contracts tied to WTI resulted in an operating gain of R$40.1 million in 2Q18.

|   Interest: swap operations to protect the cash flow of future contracted leases, the installments of which are exposed to the volatility of the Libor rate until receiving aircraft, resulted in losses of R$8.3 million in 2Q18.

Income Tax

Consolidated income tax in the second quarter of 2018 represented an expense of R$53.5 million, compared to an expense of R$6.4 million of income tax in 2Q17. On July 1, 2017, Smiles S.A merged into Smiles Fidelidade S.A and, based on financial projections, recognized an income tax benefit totaling R$193.0 million. GLA has tax credits on net loss carryforwards of approximately R$1.7 billion. The Company (GLAI) has tax credits of R$57.9 million, of which R$56.8 million are related to tax loss carry forwards and R$1.2 million related to temporary differences, with realization supported by GOL’s long-term plan.

Smiles Fidelidade S.A. subsidiary results

In 2Q18, net income from our Smiles loyalty program was R$114.2 million, with a net margin of 57.6%. Net revenue in 2Q18 declined by 8.9% to R$198.1 million, compared to R$217.6 million in 2Q17, due to the increase in the cost of acquisition of partners’ products. Operating income was R$130.5 million, a 21.8% reduction from R$166.9 million in 2Q17. Operating margin was 65.9%, a decrease of 10.9 p.p. versus the year-ago period, largely due to an increase in salaries, wages and benefits, payment of profit sharing, and software and data network maintenance expenses. The following table is a summary of the results of GOL’s Smiles subsidiary:

Operating Data (billion)	2Q18	2Q17	% Var.	1H18	1H17	% Var.
Miles Accrual (ex-GOL)	22.7	20.2	12.6%	42.9	35.3	21.6%
Program Redemptions	19.1	15.7	21.7%	32.4	37.3	-13.2%
Financial Information (R$ million)	2Q18	2Q17	% Var.	1H18	1H17	% Var.
Total Gross Billings	552.4	464.8	18.8%	1,060.1	895.7	18.4%
Net Revenues	198.1	217.6	-8.9%	445.2	447.4	-0.5%
Operating Income	130.5	166.9	-21.8%	314.5	346.3	-9.2%
Operating Margin	65.9%	76.7%	-10.9p.p.	70.6%	77.4%	-6.8p.p.
Net Income	114.2	143.9	-20.7%	269.2	300.2	-10.3%
Net Margin	57.6%	66.1%	-8.5p.p.	60.5%	67.1%	-6.6p.p.

*2Q17 and 1H17 results have been restated based on IFRS 15.

9

Net income and Earnings per Share (EPS)

In 2Q18, net loss after minority interest was R$1.3 billion compared to net loss of R$477.7 million during 2Q17. The 2Q18 result was impacted by the negative exchange rate variation of R$1.0 billion compared to the negative exchange variation in 2Q17 of R$225.7 million.

(R$ MM)	2Q18	2Q17	% Var.	1H18	1H17	% Var.
Net income (loss) before exchange and monetary variations	(228,6)	(183,8)	24,4%	11,9	(92,5)	-112,9%
Exchange and monetary variations	(1,043.4)	(225.7)	NM	(1,063.0)	(82.1)	NM
Net income (loss)	(1,272.0)	(409.5)	210.6%	(1,051.1)	(174.6)	NM
Minority Interest	54.0	68.2	-20.8%	127.4	140.5	-9.3%
Net income (loss) after minority interest	(1,326.0)	(477.7)	177.6%	(1,178.5)	(315.1)	274.0%
Weighted average shares outstanding	348.7	347.5	0.4%	348.7	347.5	0.4%
EPS in R$ before minority interest	(3.65)	(1.18)	209.5%	(3.01)	(0.50)	NM
EPS in R$ after minority interest	(3.80)	(1.37)	176.6%	(3.38)	(0.91)	272.6%
EPS in R$ before exchange and monetary variations	(0.81)	(0.73)	11.7%	(0.33)	(0.67)	-50.6%
Weighted average ADS outstanding	174.4	173.7	0.4%	174.4	173.7	0.4%
Earnings per ADS in US$ before min. interest	(2.02)	(0.73)	176.2%	(1.76)	(0.31)	NM
Earnings per ADS in US$ after min. interest	(2.11)	(0.85)	146.8%	(1.97)	(0.56)	249.8%
Earnings per ADS in US$ before exchange and mon. var.	(0.45)	(0.45)	-0.3%	(0.19)	(0.42)	-53.6%

*2Q17 and 1H17 results have been restated based on IFRS 15.

Earnings per share were a negative of R$3.80 in 2Q18 versus a negative R$1.37 for the second quarter of 2017. The number of shares used for the calculation was 348,710,059 in 2Q18 and 347,486,357 in 2Q17, using a ratio of 35 common shares per preferred share.

Earnings per ADS were a negative of US$2.11 in 2Q18, compared to a negative of US$0.85 for the second quarter of 2017. The weighted average number of ADSs was 174.4 million in 2Q18 and 173.7 million in 2Q17, according to the current ratio of the number of preferred shares per ADS (2:1), which came into effect in November 2017.

Cash Flow

As of June 30, 2018, total liquidity (comprised by cash, cash equivalents, short-term investments, restricted cash and accounts receivable) was R$3.0 billion, flat in comparison to March 31, 2018 and increased by R$1.3 billion versus a year ago.

Operating activities generated R$588.7 million in 2Q18, 16.8% up versus 2Q17, mainly due to higher operating income and actions that strengthened working capital.

Investment activities consumed a net R$430.4 million in the quarter, mainly due to a higher volume of engine maintenance R$400.7 million and R$43.3 million related to the acquisition of a spare engine for aircraft MAX. Net cash flow was positive by R$158.2 million for the quarter.

Financing activities in 2Q18 used R$245.9 million, mainly due to dividends and interest on equity of R$214.7 million paid out by our Smiles subsidiary and R$89.9 million for the tender offer payments for repurchase of Senior Notes due 2020 and 2023.

10

Consolidated Cash Flow Summary (R$mm)(1)	2Q18	2Q17	% Var.	1Q18	% Var.
Net Income (Loss) for the Period	(1,272.0)	(409.5)	210.6%	220.8	NM
Adjustment of Non-Cash Items	1,362.5	458.2	197.4%	433.1	214.6%
Net Income (Loss) After Adjusting Non-Cash Items	90.5	48.7	85.9%	653.9	-86.2%
Net Cash Provided by Operating Activities	588.7	503.9	16.8%	123.7	NM
Net Cash Used in Investment Activities	(430.4)	(110.4)	289.9%	(181.8)	136.7%
Net Cash Flow (2)	158.2	393.5	-59.8%	(58.1)	NM
Net Cash Used in Financing Activities	(245.9)	(140.3)	75.3%	(20.6)	NM
Net Increase (decrease) in Cash, Cash Equivalents and A/R	(87.7)	253.2	NM	(78.8)	11.3%
Cash at beginning of period	2,096.3	694.5	201.8%	2,250.5	-6.9%
Accounts receivable at beginning of period	1,011.9	822.7	23.0%	936.5	8.1%
Cash at end of period	2,097.5	910.6	130.4%	2,096.3	0.1%
Accounts receivable	923.0	859.9	7.3%	1,011.9	-8.8%
Total Liquidity	3,020.5	1,770.5	70.6%	3,108.2	-2.8%

1-    Some items reclassified for clearer presentation.

2-    Net Income (Loss) after adjusting Non-Cash Items + cash flow from operating activities + cash flow from investing activities.

Total Fleet

Final	2Q18	2Q17	Var.	1Q18	Var.
Boeing 737s	119	120	-1	118	1
800 NG	92	92	0	92	0
700 NG	26	28	-2	26	0
MAX 8	1	0	1	0	1
By rental type	2Q18	2Q17	Var.	1Q18	Var.
Financial Leases	27	31	-4	29	-2
Operating Leases	92	89	3	89	-3

At the end of 2Q18, GOL’s total fleet was 119 Boeing 737 aircraft with 117 aircraft in operation, one aircraft subleased for another airline and one MAX 8 aircraft in preparation to start operating. At the end of June 2017, of total of 120 Boeing 737 aircraft, GOL was operating 116 aircraft on routes. The four remaining aircraft were sub-leased to another airline.

GOL has 92 aircraft under operating leasing arrangements and 27 aircraft under financial lease structures. 27 aircraft have a purchase option at the end of their lease contracts.

The average age of the fleet was 9.6 years at the end of 2Q18. The Company has 135 firm Boeing 737 MAX orders, comprised of 105 737 MAX 8 orders and 30 737 MAX 10 orders, allowing complete fleet renewal by 2028. GOL expects to end the year with 6 MAX 8 aircraft in the fleet.

Fleet plan	2018	2019E	2020E	>2020E	Total
Operating Fleet (End of the year)	120	122	125
Aircraft Commitments (R$ million)*	-	1,302.7	5,289.8	45,964.8	52,557.3
Pre-Delivery Payments (R$ million)	179.4	628.8	793.4	5,974.2	7,575.8

* Considers aircraft list price.

11

Liquidity and Indebtedness

As of June 30, 2018, the Company registered total liquidity (total cash, including cash and cash equivalents, financial investments, restricted cash and accounts receivable) of R$3.0 billion, an increase of R$1.3 billion versus a year ago. Accounts receivable, consisting mostly of ticket sales via credit card and accounts receivable from travel agencies, totaled R$923.0 million, an increase of 7.3% over 2Q17.

Liquidity (R$ MM)	2Q18	2Q17	% Var.	1Q18	% Var.
Cash, cash equivalents and restricted cash	2,097.5	910.6	130.4%	2,096.3	0.1%
Short-Term Accounts Receivable	923.0	859.9	7.3%	1,011.9	-8.8%
Total Liquidity	3,020.5	1,770.5	70.6%	3,108.2	-2.8%
Total Liquidity as % of LTM Net Revenues	27.4%	18.0%	9.4 p.p.	28.7%	-1.3 p.p.
Indebtedness (In R$MM, except when otherwise indicated)	2Q18	2Q17	% Var.	1Q18	% Var.
Loans and Financings	2,199.1	1,321.9	66.4%	1,788.7	22.9%
Debt Issuance	3,913.5	3,028.6	29.2%	3,526.9	11.0%
Aircraft Rent	525.6	267.4	96.6%	364.1	44.4%
Aircraft Financing	1,393.4	1,599.0	-12.9%	1,336.9	4.2%
Total Loans and Financings	8,031.7	6,217.0	29.2%	7,016.6	14.5%
Short-Term Debt	1,534.2	728.1	110.7%	1,188.8	29.1%
Debt in US$	289.6	188.1	53.9%	238.6	21.4%
Debt in BRL	417.7	105.8	294.9%	395.8	5.5%
Long-Term Debt	6,497.5	5,488.9	18.4%	5,827.8	11.5%
Debt in US$	1,524.4	1,354.2	12.6%	1,567.3	-2.7%
Debt in BRL	619.5	1,008.8	-38.6%	618.4	0.2%
Perpetual Notes	510.8	438.2	16.6%	440.3	16.0%
Accumulated Interest	175.6	125.1	40.4%	73.0	140.7%
Operating Leases (off-balance)¹	6,073.7	5,579.0	8.9%	5,287.7	14.9%
Debt and Leverage (R$MM)	2Q18	2Q17	% Var.	1Q18	% Var.
Gross Debt ex-perpetual notes (R$ MM)	7,520.9	5,778.8	30.1%	6,576.3	14.4%
LTM Aircraft Rent x 7 years[2]	6,724.6	6,090.0	10.4%	6,535.6	2.9%
Gross Adjusted Debt[3] (R$ MM)	14,245.5	11,868.8	20.0%	13,111.9	8.6%
Cash (R$ MM)	2,097.5	910.6	130.4%	2,096.3	0.1%
Net Adjusted Debt[3] (R$ MM)	12,147.9	10,958.2	10.9%	11,015.6	10.3%
% of debt in foreign currency	85.5%	82.1%	3.4 p.p	84.5%	1.1 p.p
% of debt in Short-Term	19.1%	11.7%	7.4 p.p	16.9%	2.2 p.p
% of debt in Long-Term	80.9%	88.3%	-7.4 p.p	83.1%	-2.2 p.p
Total of Loans and Financings	8,031.7	6,217.0	29.2%	7,016.6	14.5%
- Perpetual notes	510.8	438.2	16.6%	440.3	16.0%
- Cash, equivalents, short-term inv. and restricted cash	2,097.5	910.6	130.4%	2,096.3	0.1%
= Net Debt (ex-perpetual notes)	5,423.3	4,868.2	11.4%	4,480.0	21.1%
LTM EBITDA	1,853.8	1,156.8	60.2%	1,787.1	3.7%
Net Debt (ex-perpetual notes)/LTM EBITDA	2.9 x	4.2 x	-1.3x	2.5 x	0.4 x
Adjusted Gross Debt3 / EBITDAR Annualized	5.1 x	5.9 x	-0.8x	4.8 x	0.3 x
Adjusted Net Debt3 / EBITDAR Annualized	4.3 x	5.4 x	-1.1x	4.0 x	0.3 x
Net Financial Commitments4 / EBITDAR Annualized	4.1 x	5.2 x	-1.1x	3.6 x	0.5 x

1 - Total minimum lease payments  / 2 – LTM Aircraft rent costs x7,  according to the market convention for average fleet age 3 - Financial commitments (gross debt + operational leasing contracts – perpetual notes) less Cash  /  4 - Debt (excluding perpetual notes) + LTMoperational leasing expenses x 7 /; *2Q17 and 1H17 results has been restated based on IFRS 15. Certain calculations may not match with the information in the quarterly financials due to rounding.

12

Loans and financing

GOL maintained its cost of debt and liquidity levels during 2Q18 despite the 16% dollar increase in the quarter. In 2Q18, the Company redeemed its Senior Notes due 2023 in the amount of R$80.7 million. The Company registered total loans and financings as of June 30, 2018 of R$8.0 billion (including finance leases), an increase of 14.5% versus 1Q18. The net debt/LTM EBITDA ratio (excluding perpetual notes) was 2.9x at the end of the period, compared to 2.5x of March 31, 2018. The average maturity of the Company's long-term debt in 2Q18, excluding finance leases and perpetual notes, was 3.8 years. GOL’s average interest rate was 8.43% for local-currency debt, the same level as 1Q18, and 6.76% for Dollar-dominated debt, compared to 6.86% in 1Q18.

Financial Debt amortization schedule 2Q18 (R$ MM)

13

Outlook

Financial Outlook	2018E		2019E
(Consolidated, IFRS)	Previous	Revised	Previous	Revised
Total fleet (average)	117	117	122 to 124	122 to 124
Total Operational fleet (average)	*	110	*	116
ASKs, System (% change)	1 to 2	1 to 2	5 to 10	5 to 10
- Domestic	0 to 2	0 to 2	1 to 3	1 to 3
- International	6 to 8	6 to 8	30 to 40	30 to 40
Seats, System (% change)	0 to 2	0 to 2	3 to 5	3 to 5
Departures, System (% change)	0 to 2	0 to 2	2 to 5	2 to 5
Average load factor (%)	79 to 80	79 to 80	79 to 81	79 to 81
Ancillary revenues[1] (R$ billion)	~ 1.2	~ 1.0	~ 1.6	~ 1.3
Total net revenues (R$ billion)	~ 11	~ 11.5	~ 12	~ 12.5
Non-fuel CASK (R$ cents)	~ 14	~ 13.5	~ 15	~ 14
Fuel liters consumed (mm)	~ 1,380	~ 1,370	~ 1,440	~ 1,420
Fuel price (R$/liter)	~ 2.5	~ 2.9	~ 2.6	~ 2.9
EBITDA margin (%)	~ 16	~ 16	~ 18	~ 17
Operating (EBIT) margin (%)	~ 11	~ 11	~ 13	~ 12
Net financial expense[2] (R$ mm)	~ 650	~ 800	~ 500	~ 500
Pre-tax margin[2] (%)	*	~ 4	*	~ 8
Effective income tax rate (%)	~ 5	~ 23	~ 0	~ 10
Minority interest[3] (R$ mm)	*	~ 289	*	*
Capital expenditures, net (R$ mm)	~ 700	~ 750	~ 600	~ 600
Net Debt4 / EBITDA (x)	~ 2.8x	~ 2.8x	~ 2.5x	~ 2.5x
Aircraft rent (R$ mm)	~ 960	~ 1,100	~ 1,000	~ 1,000
Fully-diluted shares out. (million)	348.4	348.7	348.7	348.7
Earnings per share, fully diluted[2] (R$)	*	0.10 to 0.30	*	1.50 to 1.90
Earnings per share, fully diluted (R$)	0.90 to 1.10	(1.20) to (1.00)	1.70 to 2.30	1.50 to 1.90
Fully-diluted ADS out. (million)	174.2	174.4	174.4	174.4
Earnings per ADS, fully diluted[2] (US$)	*	0.05 to 0.15	*	0.80 to 1.20
Earnings per ADS, fully diluted (US$)	0.50 to 0.65	(0.60) to (0.50)	1.00 to 1.50	0.80 to 1.20

(1) Cargo, loyalty, buy-on-board and other ancillary revenues; (2) Excluding currency gains and losses; (3) Average of analyst estimates (Source: Bloomberg); (4) Excluding perpetual bonds; (*) Not provided.

14

Contacts

E-mail: ri@voegol.com.br

Phone: +55 (11) 2128-4700

Website: www.voegol.com.br/ri

2Q18 Earnings Calls    Thursday, August 2, 2018

Live Webcast(www.voegol.com.br/ri)

In English 11:00 a.m. (US EDT) 12:00 p.m. (Brasília) Phone: +1 (412) 317-5453 Code: GOL Replay: +1 (412) 317-0088 Replay Code: 10120814	In Portuguese 1:30 p.m. (Brasília) 12:30 p.m. (US EDT) Phone: +55 (11) 3193-1001 / +55 (11) 2820-4001 Code: GOL Replay: +55 (11) 3193-1012 Replay Code: 309573#

15

Income statement (R$ MM)*	2Q18	2Q17	% Change
Net operating revenues
Passenger	2,146.2	1,945.8	10.3%
Cargo and Other	207.6	213.6	-2.8%
Total net operating revenues	2,353.8	2,159.4	9.0%
Operating Expenses
Salaries, wages and benefits	(410.7)	(381.7)	7.6%
Aircraft fuel	(792.7)	(629.7)	25.9%
Aircraft rent	(268.9)	(241.9)	11.2%
Passenger Costs	(103.9)	(98.4)	5.6%
Sales and marketing	(152.7)	(124.4)	22.7%
Landing fees	(168.1)	(144.7)	16.2%
Services Provided	(144.3)	(137.9)	4.7%
Maintenance materials and repairs	(88.8)	(132.2)	-32.8%
Depreciation and amortization	(165.1)	(119.0)	38.8%
Other	(16.1)	(127.3)	-87.4%
Total Operating Expenses	(2,311.2)	(2,137.1)	8.1%
Equity Income	0.2	0.0	NM
Operating Income	42.8	22.2	92.7%
Financial Income (expense), net	(1,261.2)	(425.3)	196.6%
Income (Loss) before income taxes	(1.218.4)	(403.1)	202.3%
Current income tax	(42.2)	(69.3)	-39.1%
Deferred income tax	(11.3)	62.8	NM
Net income (loss) before minority interest	(1,272.0)	(409.5)	210.6%
Smiles’ Minority interest	54.0	68.2	-20.8%
Net income (loss) after minority interest	(1,326.0)	(477.7)	177.6%
EPS in R$ after minority interest	(3.80)	(1.37)	176.6%
Earnings per ADS in US$ after minority interest	(2.11)	(0.85)	146.8%
Number of shares at the end of the period MM	348.7	347.5	0.4%

*2Q17 and 1H17 results have been restated based on IFRS 15; Breakdown of costs with different methodology in relation to that reported in 2Q17; Certain calculations may not match with the information in the quarterly financials due to rounding.

16

Income statement (R$ MM)*	1H18	1H17	% Change
Net operating revenues
Passenger	4,945.1	4,375.1	13.0%
Cargo and Other	373.0	376.4	-0.9%
Total net operating revenues	5,318.1	4,751.4	11.9%
Operating Expenses
Salaries, wages and benefits	(894.3)	(795.7)	12.4%
Aircraft fuel	(1,676.9)	(1,365.5)	22.8%
Aircraft rent	(504.4)	(483.4)	4.3%
Passenger Costs	(223.6)	(215.6)	3.7%
Sales and marketing	(280.0)	(242.0)	15.7%
Landing fees	(355.6)	(319.5)	11.3%
Services Provided	(274.5)	(275.8)	-0.5%
Maintenance materials and repairs	(199.1)	(220.4)	-9.7%
Depreciation and amortization	(315.6)	(225.6)	39.9%
Other	(47.1)	(330.4)	-85.7%
Total Operating Expenses	(4,771.2)	(4,473.9)	6.6%
Equity Income	0.2	0.1	18.3%
Operating Income	547.1	277.6	97.1%
Financial Income (expense). net	(1.479.1)	(524.9)	181.8%
Income (Loss) before income taxes	(932.0)	(247.3)	276.9%
Current income tax	(91.5)	(154.4)	-40.7%
Deferred income tax	(27.6)	227.0	NM
Net income (loss) before minority interest	(1,051.1)	(174.6)	NM
Smiles’ Minority interest	127.4	140.5	-9.3%
Net income (loss) after minority interest	(1.178.5)	(315.1)	274.0%
EPS in R$ after minority interest	(3.38)	(0.91)	272.6%
Earnings per ADS in US$ after minority interest	(1.97)	(0.56)	249.8%
Number of shares at the end of the period MM	348.7	347.5	0.4%

*2Q17 and 1H17 results have been restated based on IFRS 15; Breakdown of costs with different methodology in relation to that reported in 2Q17; Certain calculations may not match with the information in the quarterly financials due to rounding.

17

Consolidated Balance Sheet (R$ 000)*	June 30, 2018	Dec 31, 2017	% Change
ASSETS	10,240,103	10,004,748	2.4%
Current Assets	3,186,269	3,344,998	-4.7%
Cash and cash equivalents	615,321	1,026,862	-40.1%
Short-term investments	1,153,465	955,589	20.7%
Trade receivables	922,953	936,478	-1.4%
Inventories	205,659	178,491	15.2%
Recoverable taxes	117,337	83,210	41.0%
Derivatives	45,238	40,647	11.3%
Other credits	126,296	123,721	2.1%
Non-Current Assets	7,053,834	6,659,750	5.9%
Deposits	1,360,461	1,163,759	16.9%
Restricted cash	328,761	268,047	22.7%
Recoverable taxes	20,344	7,045	188.8%
Deferred taxes	235,825	276,514	-14.7%
Other noncurrent assets	-	-	0.0%
Investments	1,488	1,333	11.6%
Property. plant and equipment	3,365,448	3,195,767	5.3%
Intangible assets	1,741,507	1,747,285	-0.3%
LIABILITIES AND SHAREHOLDERS’ EQUITY	10,240,103	10,004,748	2.4%
Current Liabilities	6,582,028	5,769,620	14.1%
Short-term debt	1,534,173	1,162,872	31.9%
Suppliers	1,464,837	1,249,124	17.3%
Suppliers – forfaiting	420,880	78,416	NM
Salaries	275,801	305,454	-9.7%
Taxes payable	105,080	134,951	-22.1%
Landing fees	261,698	365,651	-28.4%
Air traffic liability	1,382,615	1,476,514	-6.4%
Mileage program	806,345	765,114	5.4%
Advances from customers	58,202	21,718	168.0%
Provisions	66,349	46,561	42.5%
Derivatives	16,042	34,457	-53.4%
Operational leases	150,558	28,387	NM
Other current liabilities	39,448	100,401	-60.7%
Non-Current Liabilities	7,949,341	7,323,649	8.5%
Long-term debt	6,497,479	5,942,795	9.3%
Suppliers	187,389	222,026	-15.6%
Provisions	671,294	562,628	19.3%
Mileage program	203,777	188,204	8.3%
Deferred taxes	171,929	188,005	-8.6%
Taxes payable	57,468	66,196	-13.2%
Operational leases	114,947	110,723	3.8%
Other noncurrent liabilities	45,058	43,072	4.6%
Shareholders' Equity	(4,291,266)	(3,088,521)	38.9%
Capital Stock	3,090,100	3,082,802	0.2%
Shares to Issue	2,472	-	0.0%
Share Issuance Costs	(155,618)	(155,618)	0.0%
Treasury shares	(126)	(4,168)	-97.0%
Capital reserves	88,476	88,762	-0.3%
Equity valuation adjustment	(63,642)	(79,316)	-19.8%
Share-based payments reserve	108,330	119,308	-9.2%
Gain on change in investments	759,984	760,545	-0.1%
Accumulated losses	(8,489,685)	(7,312,849)	16.1%
Non-controlling interests	368,443	412,013	-10.6%

18

Consolidated Cash Flow (R$000)	2Q18	2Q17	% Change
Net Income (loss) for the period	(1,271,953)	(409,511)	210.6%
Depreciation and amortization	165,080	118,956	38.8%
Allowance for doubtful accounts	(4,014)	1,719	NM
Provisions for legal proceedings	59,487	34,611	71.9%
Provision for inventory obsolescence	3,394	580	485.2%
Deferred taxes	11,325	(62,824)	NM
Equity results	(174)	(5)	NM
Share-based payments	4,097	3,160	29.7%
Exchange and monetary variations. net	965,215	221,361	336.0%
Interest on debt. leases and other obligation	171,438	139,248	23.1%
Amortization of costs on loans and leases	-	-	NM
Unrealized hedge	(10,612)	(11,172)	-5.0%
Provision for profit sharing	(15,157)	(5,545)	173.3%
Write-off of property. plant and equipment and intangible assets	12,395	18,103	-31.5%
Adjusted net income	90,521	48,681	85.9%
Changes in operating assets and liabilities:
Trade receivables	92,432	(35,583)	NM
Short-term investments	134,080	(45,844)	NM
Inventories	(28,139)	(20,652)	36.3%
Deposits	(100,849)	(34,406)	193.1%
Suppliers	245,444	106,523	130.4%
Suppliers - forfaiting	(16,600)	-	0.0%
Air traffic liability	328,753	336,934	-2.4%
Mileage program	77,224	(8,938)	NM
Advances from customers	(23,456)	(43,154)	-45.6%
Labor obligations	(30,656)	(20,816)	47.3%
Taxes and airport fees	4,037	48,875	-91.7%
Tax obligations	32,869	98,048	-66.5%
Obligations arising from derivative transactions	7,280	(2,659)	NM
Provisions	(65,797)	(74,845)	-12.1%
Operational leases	106,519	(59,520)	NM
Other assets	(19,526)	242,278	NM
Interest paid	(47,039)	(44,316)	6.1%
Income taxes paid	(62,869)	(73,679)	-14.7%
Net cash flows from (used in) operating activities	724,228	416,927	73.7%
Disposal of non-controlling shares, net	-		NM
Short-term investments - Smiles	91,217	58,030	57.2%
Restricted cash	(35,597)	(43,136)	-17.5%
Advances of property. plant and equipment acquisition, net	(141,724)	(2,324)	NM
Property. plant and equipment	(281,186)	(159,943)	75.8%
Intangible assets	(7,520)	(7,428)	1.2%
Net cash flows from (used in) investing activities	(374,810)	(95,492)	292.5%
Loan funding, net of issuance costs	189,908	191,325	-0.7%
Repurchase of securities costs	(3,961)	-	0.0%
Loan payments	(39,529)	(213,564)	-81.5%
Senior Notes redemption	(89,927)	-	0.0%
Finance lease payments	(74,285)	(63,611)	16.8%
Disposal of treasury shares	(89,927)	-	0.0%
Dividends and interest on equity paid to non-controlling	(214,694)	(55,558)	286.4%
Capital Increase	5,798	1,137	NM
Share to issuance	(3,327)	(35,583)	NM
Net cash used in financing activities	(245,946)	(45,844)	75.3%
Foreign exchange variation on cash and cash	(20,597)	(31,056)	NM
Net increase (decrease) in cash and cash equivalents	82,875	(176,097)	-54.6%
Cash and cash equivalents at beginning of the period	532,446	562,207	37.9%
Cash and cash equivalents at period end	615,321	386,110	8.2%

19

Consolidated Cash Flow (R$000)	1H18	1H17	% Change
Net Income (loss) for the period	(1,051,116)	(174,619)	NM
Depreciation and amortization	315,648	225,564	39.9%
Allowance for doubtful accounts	(5,002)	3,537	NM
Provisions for legal proceedings	132,018	73,178	80.4%
Provision for inventory obsolescence	4,906	613	NM
Deferred taxes	27,624	(227,009)	NM
Equity results	(155)	(131)	18.3%
Share-based payments	8,830	6,484	36.2%
Exchange and monetary variations, net	983,526	107,822	NM
Interest on debt, leases and other obligation	339,989	282,371	20.4%
Unrealized hedge	(26,698)	492	NM
Provision for profit sharing	-	524	NM
Write-off of property, plant and equipment and intangible assets	14,895	23,081	-35.5%
Adjusted net income	744,465	321,907	131.3%
Changes in operating assets and liabilities:
Trade receivables	18,763	(100,949)	NM
Short-term investments	144,984	60,042	141.5%
Inventories	(32,074)	(26,131)	22.7%
Deposits	(98,423)	(55,869)	76.2%
Suppliers	102,174	118,081	-13.5%
Suppliers - forfaiting	325,460	-	NM
Air traffic liability	(93,899)	89,268	NM
Advances from customers	56,804	(60,374)	NM
Labor obligations	36,484	172,533	-78.9%
Mileage program	(29,653)	(22,912)	29.4%
Taxes and airport fees	(103,953)	98,582	NM
Tax obligations	77,690	367,293	-78.8%
Obligations arising from derivative transactions	19,365	(22,724)	NM
Provisions	(113,886)	(144,287)	-21.1%
Operational leases	126,395	-	NM
Other assets	(90,497)	51,941	NM
Interest paid	(197,630)	(249,661)	-20.8%
Income taxes paid	(116,674)	(132,958)	-12.2%
Net cash flows from (used in) operating activities	775,895	463,782	67.3%
Disposal of non-controlling shares, net	-	59,309	NM
Short-term investments - Smiles	(229,191)	259,674	NM
Restricted cash	(60,714)	(63,115)	-3.8%
Advances for purchase of property, plant and equipment	(153,097)	(2,324)	NM
Property. plant and equipment	(443,634)	(289,406)	53.3%
Intangible assets	(15,542)	(21,338)	-27.2%
Net cash flows from (used in) investing activities	(902,178)	(57,200)	NM
Loan funding, net of issuance costs	794,479	223,143	256.0%
Repurchase of securities costs	(14,703)	-	0.0%
Loan payments	(77,280)	(232,472)	-66.8%
Senior Notes early redemption	(621,834)	-	0.0%
Financial Leasing payments	(127,255)	(120,930)	5.2%
Disposal of tresuary shares	(15,929)	-	0.0%
Dividends and interest equity paid to non-controlling	(214,694)	(241,337)	-11.0%
Capital increase	7,298	-	NM
Capital increase of non-controlling	875	-	NM
Shares to issue	2,472	1,137	117.4%
Net cash used in financing activities	(266,571)	(370,459)	-28.0%
Foreign exchange variation on cash and cash	(18,687)	(29,619)	-36.9%
Net increase (decrease) in cash and cash equivalents	(411,541)	6,504	NM
Cash and cash equivalents at beginning of the period	1,026,862	562,207	82.6%
Cash and cash equivalents at period end	615,321	568,711	8.2%

20

Glossary of industry terms

|        AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

|        AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

|        AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

|        AVAILaBLE FREIGHT TONNE KILOMETER (AFTK):  cargo capacity in tonnes multiplied by number of kilometers flown.

|        AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

|        BLOCK HOURS: the time an aircraft is in flight plus taxiing time.

|        BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

|        BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

|        CHARTER: a flight operated by an airline outside its normal or regular operations.

|        EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

|        FREIGHT LOAD FACTOR (FLF): percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)

|        FREIGHT TONNE KILOMETERS (FTK):  weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.

|        LESSOR: the party renting a property or other asset to another party, the lessee.

|        LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

|        LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case. flights of more than four hours’ duration).

|        OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

|        OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

|        OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

|        PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

|        REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

|        REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

|        SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.

|        SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

|        SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.

|        TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

|        WTI Barrel: West Texas Intermediate – the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.

|        Yield pEr PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

21

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOLserves more than 30 million passengers annually. With Brazil’s largest network, GOLoffers customers more than 700 daily flights to 67 destinations in 10 countries in South America and the Caribbean. GOLLOGis a leading cargo transportation and logistics business serving more than 3,400 Brazilian municipalities and, through partners, more than 200 international destinations in 95 countries. SMILESis one of the largest coalition loyalty programs in Latin America, with over 14 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide, Headquartered in São Paulo. GOLhas a team of more than 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, with a further 135 Boeing 737 MAX on order, delivering Brazil's top on-time performance and an industry leading 17 year safety record. GOLhas invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business. estimates for operating and financial results. and those related to growth prospects of GOL. These are merely projections and. as such. are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend. substantially. on external factors. in addition to the risks disclosed in GOL’s filed disclosure documents and are. therefore. subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

Non-GAAP Measures

To be consistent with industry practice. GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP. including “Net Debt”. “Adjusted Net Debt”. ”total liquidity”. "EBITDA" and EBITDAR”. The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors. financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However. these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.